January 23, 2003

Via:  EDGAR and Federal Express


Securities and Exchange Commission
450 Fifth Street, N.W.  Mail Stop 5-6
Washington, D.C.  20549
Attn: Kimberly Browning


Re:      SAFECO Common Stock Trust ("Registrant") and,
         SAFECO Tax-Exempt Bond Trust ("Registrant")
         File Nos.   333-102530 and 333-102532
         Request for Withdrawal of Registration Statements


Commissioners:

Pursuant to Rule 477 under Regulation C of the Securities and Exchange Act of 1933 the Registrants request that the above registration statements filed on Form N-1A on January 15 and January 16, 2003 respectively, be withdrawn.

Both registration statements were incorrectly filed as new Form N1-A registration statements. These filings were intended to be filed as Post-Effective Amendments to the Registrants' currently effective registration statements under Rule 485(a) POS. The withdrawn documents will be immediately refiled correctly as Post-Effective Amendments to the Registrants' currently effective registration statements.

The 1933 Act registration numbers to be withdrawn are as follows:

         SAFECO Common Stock Trust          333-102530
         SAFECO Tax-Exempt Bond Trust       333-102532

The longstanding and currently effective registration statements for each of these Registrants are to remain effective until such time as those registration statements are amended pursuant to Rule 485(a). Thank you in advance for your prompt attention to this matter. Please contact the undersigned immediately at
(425) 376.5328, with any questions you may have regarding this request.

Sincerely,




\s\ WILLIAM E. CRAWFORD
William E. Crawford, Esq.
Counsel